

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Rick Gaenzle
Chief Executive Officer
Perception Capital Corp. II
315 Lake Street East, Suite 301
Wayzata, MN 55391

> **Re: Perception Capital Corp. II**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 26, 2023**
> **File No. 333-272880**

Dear Rick Gaenzle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary
Certain Engagements in Connection with the Business Combination and Related Transactions, page 11

1. We understand that Nomura and Moelis, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with each firm.

2. Please describe what relationship existed between Nomura and PCCT as well as between Moelis and PCCT after the close of the IPO, including any financial or merger-related

advisory services conducted by either Nomura or Moelis. For example, clarify whether Nomura or Moelis had any role in the identification or evaluation of business combination targets.

3.   Tell us whether Nomura or Moelis was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Nomura and Moelis claim no role in the SPAC's business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

4.   Please tell us whether you are aware of any disagreements with Nomura or Moelis regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Nomura and Moelis were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Nomura and Moelis are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

5.   Disclose whether Nomura or Moelis provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Nomura and Moelis were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Nomura and Moelis have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

U.S. Federal Income Tax Considerations, page 229

6.   We note you have included a "short-form" tax opinion as Exhibit 8.1 to the Registration Statement. As stated in Section III.B.2 of Staff Legal Bulletin No. 19 (CF), if a registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. Please revise the U.S. Federal Income Tax Considerations section of the Prospectus to clearly state that the disclosure in the tax consequences section is the opinion of named counsel. Additionally, please ensure that the Prospectus disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For example, we note that the discussion of whether the Domestication qualifies as an "F reorganization" within the meaning of Section 367 of the Code states that it is "intended to qualify" as such without expressing an opinion. Likewise, the discussion of the redemption of PCCT Class A Ordinary Shares for cash states that the tax treatment "will depend on whether the redemption qualifies as a sale of such shares redeemed under

Section 302 of the Code or is treated as a distribution under Section 301 of the Code" without expressing an opinion on the applicable tax treatment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. If the opinion provided is subject to uncertainty, please also add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

<u>General</u>

7.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

8.   Please amend your disclosure throughout your prospectus to provide estimates as of a recent practicable date for the following: (1) the aggregate market value of the Founder Shares; (2) the aggregate market value of the Private Placement Warrants; (3) closing prices of the PCCT Units, Public Shares and Public Warrants; (4) the value of the 11,500,000 Public Warrants retained by redeeming Public Shareholders; (5) the dollar value of the aggregate transaction costs; and (6) the amount in the Trust Account. Please also amend to disclose the number of shares of NewCo Common Stock and NewCo Preferred Stock that you are seeking authorization to issue. See generally Rule 430 of the Securities Act of 1933.

 You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Industrial Applications and
Services

cc: Michael Mies, Esq.